SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                     WORLDS.COM INC. (formerly Worlds Inc.)
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    981918105
                                 (CUSIP Number)

                               Steven A. Greenberg
                                693 Fifth Avenue
                               New York, NY 10022
                                 (212) 246-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2000
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

---------------

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 2 of 6 Pages



1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Thomas Kidrin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:
     7.   SOLE VOTING POWER
               1,290,000

     8.   SHARED VOTING POWER
               -0-

     9.   SOLE DISPOSITIVE POWER
               1,290,000

     10.  SHARED DISPOSITIVE POWER
               -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,290,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%

14.  TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D


CUSIP NO. 981918105        13D      Page 3 of 6 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Michael Scharf

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:
     7.   SOLE VOTING POWER
               1,381,250

     8.   SHARED VOTING POWER
               -0-

     9.   SOLE DISPOSITIVE POWER
               1,381,250

     10.  SHARED DISPOSITIVE POWER
               -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,381,250

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.8%

14.  TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 981918105        13D      Page 4 of 6 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Steven A. Greenberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:
     7.   SOLE VOTING POWER
               2,046,562

     8.   SHARED VOTING POWER
               -0-

     9.   SOLE DISPOSITIVE POWER
               2,046,562

     10.  SHARED DISPOSITIVE POWER
               -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,046,562

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.5%

14.  TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 5 of 6 Pages

          This statement relates to Common Stock, $0.001 par value (the "Common Stock"), of Worlds.com Inc. (formerly Worlds Inc.), a New Jersey corporation (the "Issuer"). This is amendment No. 3 to a Schedule 13D filed on April 23, 1999 (the "Schedule 13D"). Terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and restated in its entirety as follows:

          (a) Mr. Greenberg beneficially owns 2,046,562 shares of Common Stock (representing approximately 11.5% of the Issuer's outstanding shares) of which 1,846,562 were acquired by Mr. Greenberg at par value as a founder. The balance was acquired as disclosed in Item 5(c) below. Mr. Scharf owns 1,381,250 shares of Common Stock (representing approximately 7.8% of the Issuer's outstanding shares), all of which were purchased at par value as a founder, except for 400,000 shares purchased in June 1997 at a price of $0.50 per share. Mr. Kidrin owns 1,290,000 shares of Common Stock (representing approximately 7.3% of the Issuer's outstanding shares), all of which were purchased at par value as a founder. Each Reporting Person disclaims beneficial ownership in the shares held by the other Reporting Persons.

          (b) Each Reporting Person has the sole power to vote and dispose of the Common Stock.

          (c) By agreement dated April 13, 1999, Messrs. Greenberg, Scharf and Kidrin agreed to contribute to the capital of the Company for cancellation 881,250, 318,750 and 300,000 shares of Common Stock, respectively. On April 13, 1999, Mr. Greenberg purchased from Mr. Scharf 200,000 shares of Common Stock at $0.50 per share in a private transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to a Purchase and Option Agreement dated March 10, 2000 (the "Agreement"), Steven A. Greenberg ("Greenberg") sold 302,939 shares of Common Stock to Steven G. Chrust, Chairman of the Issuer ("Chrust") for $1,000,001.64. Greenberg retained the right to vote such shares until the earlier of (i) September 10, 2001 or (ii) the date on which the Option (as defined below) was exercised with respect to at least 605,877 shares of Common Stock (the "Voting Right"). Pursuant to the Agreement, Greenberg sold an option (the "Option") to Chrust to purchase up to an aggregate of 1,363,342 shares of Common Stock at an exercise price of $3.301 per share. The Option was to expire on June 4, 2000, unless exercised with respect to 75,735 shares by such date, in which case the Option was to expire on July 4, 2000. On April 27, 2000, (i) Chrust issued notice by which he exercised the Option with respect to 1,317,780 shares of Common Stock at an exercise price of $3.301 per share and (ii) Greenberg and Chrust agreed to terminate the Option with respect to the remaining 45,562 shares of Common Stock subject to the Option. On April 28, 2000 Greenberg received payment for such shares and such shares were transferred to Chrust. This exercise of the Option terminated the Voting Right. This paragraph is qualified in its entirety by reference to the Agreement, which was previously filed as an exhibit.

                                Page 6 of 6 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    May 4, 2000




/s/  Steven Greenberg
----------------------------------
Steven Greenberg



/s/  Michael Scharf
----------------------------------
Michael Scharf



/s/  Thomas Kidrin
----------------------------------
Thomas Kidrin